UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

LEXMARK INTERNATIONAL, INC.

(Name of Issuer)

Class A Common Stock, $.01 par value per share

(Title of Class of Securities)

529771107

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 529771107	Page 2 of 14

1.	Name of reporting persons S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON American International Group, Inc. I.R.S. Identification No. 13-2592361
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Incorporated under the laws of the State of Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 4,230,737
	7.	Sole dispositive power 0
	8.	Shared dispositive power 4,230,737
9.	Aggregate amount beneficially owned by each reporting person 4,230,737
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 6.7%
12.	Type of reporting person HC

CUSIP No. 529771107	Page 3 of 14

1.	Name of reporting persons S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SAFG Retirement Services, Inc. I.R.S. Identification No. 95-4715639
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Organized under the laws of the State of Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 4,230,737
	7.	Sole dispositive power 0
	8.	Shared dispositive power 4,230,737
9.	Aggregate amount beneficially owned by each reporting person 4,230,737
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 6.7%
12.	Type of reporting person HC

CUSIP No. 529771107	Page 4 of 14

1.	Name of reporting persons S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON AIG Life Holdings, Inc. (formerly known as SunAmerica Financial Group, Inc.) I.R.S. Identification No. 74-0483432
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Organized under the laws of the State of Texas
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 4,230,737
	7.	Sole dispositive power 0
	8.	Shared dispositive power 4,230,737
9.	Aggregate amount beneficially owned by each reporting person 4,230,737
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 6.7%
12.	Type of reporting person HC

CUSIP No. 529771107	Page 5 of 14

1.	Name of reporting persons S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON AGC Life Insurance Company I.R.S. Identification No. 76-0030921
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Organized under the laws of the State of Missouri
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 4,230,737
	7.	Sole dispositive power 0
	8.	Shared dispositive power 4,230,737
9.	Aggregate amount beneficially owned by each reporting person 4,230,737
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 6.7%
12.	Type of reporting person IC

CUSIP No. 529771107	Page 6 of 14

1.	Name of reporting persons S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON American General Life Insurance Company I.R.S. Identification No. 25-0598210
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Organized under the laws of the State of Texas
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 4,230,737
	7.	Sole dispositive power 0
	8.	Shared dispositive power 4,230,737
9.	Aggregate amount beneficially owned by each reporting person 4,230,737
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 6.7%
12.	Type of reporting person IC

CUSIP No. 529771107	Page 7 of 14

1.	Name of reporting persons S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SunAmerica Asset Management Corp. I.R.S. Identification No. 13-3127880
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Organized under the laws of the State of Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 4,224,509
	7.	Sole dispositive power 0
	8.	Shared dispositive power 4,224,509
9.	Aggregate amount beneficially owned by each reporting person 4,224,509
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 6.7%
12.	Type of reporting person IA

ITEM 1 (a).	NAME OF ISSUER:

Lexmark International, Inc.

ITEM 1 (b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

One Lexmark Centre Drive

740 West New Circle Road

Lexington, KY 40550

ITEM 2 (a).	NAME OF PERSON(S) FILING:

American International Group, Inc.

SAFG Retirement Services, Inc.

AIG Life Holdings, Inc.

(formerly known as SunAmerica Financial Group, Inc.)

AGC Life Insurance Company

American General Life Insurance Company

SunAmerica Asset Management Corp.

ITEM 2 (b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE(S):

American International Group, Inc.

180 Maiden Lane

New York, NY 10038

SAFG Retirement Services, Inc.

1999 Avenue of the Stars

1 SunAmerica Center, 37th Floor

Los Angeles, CA 90067

AIG Life Holdings, Inc.

(formerly known as SunAmerica Financial Group, Inc.)

2929 Allen Parkway

Houston, TX 77019

AGC Life Insurance Company

2727-A Allen Parkway

Houston, TX 77019

American General Life Insurance Company

2727-A Allen Parkway

Houston, TX 77019

SunAmerica Asset Management Corp.

Harbor Side Financial Center

3200 Plaza 5

Jersey City, NJ 07311

ITEM 2 (c).	CITIZENSHIP:

The information requested hereunder is set forth under Item 4 of the cover pages to this Schedule 13G.

ITEM 2 (d).	TITLE OF CLASS OF SECURITIES:

Class A Common Stock, $.01 par value per share

ITEM 2 (e).	CUSIP NUMBER:

529771107

ITEM 3.	TYPE OF PERSONS FILING:

American International Group, Inc.:

(g)	Parent Holding Company or Control Person, in accordance with Rule 13d-1(b) (ii) (G) promulgated under the Securities Exchange Act of 1934, as amended (the “Act”)

SAFG Retirement Services, Inc.:

(g)	Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G) promulgated under the Act

AIG Life Holdings, Inc. (formerly known as SunAmerica Financial Group, Inc.):

(g)	Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G) promulgated under the Act

AGC Life Insurance Company:

(c)	Insurance Company, in accordance with Rule 13d-1(b)(ii)(C) promulgated under the Act

American General Life Insurance Company:

(c)	Insurance Company, in accordance with Rule 13d-1(b)(ii)(C) promulgated under the Act

SunAmerica Asset Management Corp.:

(e)	Investment Adviser, in accordance with Rule 13d-1(b)(ii)(E) promulgated under the Act

ITEM 4.	OWNERSHIP.

(a) through (c). The information requested hereunder is set forth under Items 5 through 9 and Item 11 of the cover pages to this Schedule 13G.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Our clients may have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities which are the subject of this filing, including Focused Dividend Strategy Portfolio, a client of SunAmerica Asset Management Corp. and a series of SunAmerica Series, Inc., whose interest exceeds 5% of the class.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

See Exhibit 1 attached hereto for the information requested hereunder with respect to the relevant subsidiaries of American International Group, Inc.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2013

AMERICAN INTERNATIONAL GROUP, INC.

By	/s/ Monika M. Machon
Name:	Monika M. Machon
Title:	Senior Vice President

SAFG RETIREMENT SERVICES, INC.

By	/s/ Christine A. Nixon
Name:	Christine A. Nixon
Title:	Senior Vice President

AIG LIFE HOLDINGS, INC.
(FORMERLY KNOWN AS SUNAMERICA FINANCIAL GROUP, INC.)

By	/s/ Christine A. Nixon
Name:	Christine A. Nixon
Title:	Senior Vice President

AGC LIFE INSURANCE COMPANY

By	/s/ Christine A. Nixon
Name:	Christine A. Nixon
Title:	Senior Vice President

AMERICAN GENERAL LIFE INSURANCE COMPANY

By	/s/ Christine A. Nixon
Name:	Christine A. Nixon
Title:	Senior Vice President

SUNAMERICA ASSET MANAGEMENT CORP.

By	/s/ Matthew Hackethal
Name:	Matthew Hackethal
Title:	Chief Compliance Officer

EXHIBIT INDEX

Exhibit 1	Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company

Exhibit 2	Agreement of Joint Filing